SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of APRIL 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR'S MARCH TRAFFIC GROWS 5%

The following are Ryanair's passenger and load factor statistics for March 2009:

	Mar 08	Mar 09	Change	12 mth to 31 Mar
Passengers (m) 1	4.5m	4.7m	+5%	58.6M
Load Factor 2	79%	77%	-2%*	81%

1.   Represents the number of earned seats flown by Ryanair.

2.   Represents the number of passengers as a proportion of the number of seats available for passengers.

* Load factors in March were impacted by the switch of Easter (a busy travel period) from March to April.

Ends.                                            Friday, 3rd April 2009

For further information:

Stephen McNamara                   Pauline McAlester
Ryanair                                       Murray Consultants
Tel: 00 353 1 812 1271               Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  03 April 2009

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director